Exhibit 99.1

Wetour Robotics to Enter into Warehouse Robotics Cooperation Agreement;

Management Estimates Full Contemplated Rollout Could Generate Approximately US$5.0 Million in Project-Level Gross Profit

Proposed cooperation would support implementation of the Company’s previously announced multi-site Orchestra project, subject to definitive agreement and customer site authorizations

AUSTIN, Texas, July 27, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), a Physical AI infrastructure and wearable robotics company, today announced that its wholly owned U.S. subsidiary, Wetour Travel Tech LLC, is pursuing a cooperation agreement with a company specializing in warehouse automation and logistics robotics.

The proposed partner would support implementation of the Company’s previously announced multi-site Orchestra commercial project, including robotic-system integration, hardware deployment, onsite implementation, worker onboarding and technical support.

Based on the currently contemplated project scope, allocation of responsibilities and direct-cost assumptions, management preliminarily estimates that the full project rollout could generate approximately US$5.0 million in project-level gross profit, provided that definitive agreements are executed and the contemplated customer sites are separately authorized, completed, accepted and paid for.

Project-level gross profit represents estimated project revenue less direct hardware, partner, integration, deployment, logistics, onboarding and support costs. It excludes corporate overhead, stock-based compensation, interest, taxes and other company-level expenses.

“This proposed cooperation is intended to strengthen our ability to execute and scale Orchestra deployments,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “Working with an experienced warehouse robotics company would support a more efficient and repeatable implementation model.”

No Assurance and Basis of Estimate

No cooperation agreement with the proposed partner has been executed as of the date of this release. The proposed cooperation remains subject to negotiation, technical evaluation, internal approvals and definitive documentation. The proposed partner would serve as an implementation partner and is not the customer under the existing commercial project. The proposed cooperation would not independently authorize any customer site, purchase or payment.

The approximately US$5.0 million estimate is preliminary and unaudited and assumes that the full contemplated rollout is separately authorized, completed, accepted and paid for. It does not represent cash received, revenue recognized, backlog, guaranteed profit or a forecast of consolidated net income. Actual results could be materially lower or may not be realized.

Project-level gross profit is a supplemental non-GAAP financial measure. A reconciliation to projected GAAP gross profit or net income is not available without unreasonable effort because final site authorizations, project timing, revenue recognition and cost allocations have not been determined; these items could be significant.

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO) is a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas. The Company is developing Orchestra, a Physical AI platform that connects intelligent agents with people, sensors and physical machines.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed cooperation agreement, definitive documentation, project implementation, future site authorizations, estimated project revenue and costs, project-level gross profit and commercial deployment.

Actual results may differ materially due to failure to execute definitive agreements, failure to authorize or complete customer sites, changes in project scope, pricing or costs, customer nonpayment or delay, implementation delays, partner performance, technical issues, customer acceptance, modification, suspension or termination of the underlying commercial project, market conditions and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by law.

Investor Relations Contact

Annabelle Li
Head of Investor Relations
ir@wetourrobotics.com